Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

August 2, 2013

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Amendment No. 3 to Registration Statement on Form S-4/A

File No. 333-186492

Ladies and Gentlemen:

Enclosed is Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-186492, (the “Registration Statement”) filed by Lennar Corporation (“Lennar”) relating to Lennar’s offer to exchange its Series B 4.750% senior notes due 2022 for identical principal amounts of its Series A 4.750% senior notes due 2022. Lennar has previously responded to all comments contained in letters from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the Registration Statement. Lennar has separately responded to all comments from the Staff regarding its (i) Report on Form 10-K for the Fiscal Year Ended November 30, 2012, (ii) its Report in Form 10-Q for the period ended February 28, 2013, and (iii) its Definitive Proxy Statement on Schedule 14A filed March 1, 2013, and Lennar has filed amendments to the Report on Form 10-K and the Report on Form 10-Q reflecting changes made as a result of those comments. Therefore, Amendment No. 3 is not accompanied by a response to comments from the Staff.

If you would like to discuss any matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary

cc:	Era Anagnosti

Craig Slivka